UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

FSD Pharma Inc.

(Name of Issuer)

Class B Subordinate Voting Shares, no par value per share

(Title of Class of Securities)

35954B206

(CUSIP Number)

Anthony Durkacz and Zeeshan Saeed

c/o Blake, Cassels & Graydon LLP

199 Bay Street

Suite 4000, Commerce Court West

Toronto, Ontario, M5L 1A9

Canada

With a copy to:

John D. Hancock, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35954B206	13D	Page 2 of 21 Pages

1.	Names of Reporting Persons. First Republic Capital Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 170,418
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 170,418
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 170,418
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 35954B206	13D	Page 3 of 21 Pages

1.	Names of Reporting Persons. Fortius Research and Trading Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 106,067[1]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 106,067
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 106,067
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%[2]
14.	Type of Reporting Person (See Instructions) CO

[1]

Consists of (i) 106,043 Class B Subordinate Voting Shares, no par value, of the Issuer (“Class B Shares”) held by the Reporting Person and (ii) 24 Class B Shares issuable to the Reporting Person upon conversion of 24 Class A Multiple Voting Shares, no par value, of the Issuer (“Class A Shares”) held by the Reporting Person. Each Class A Share is convertible at any time into one Class B Share.

[2]

Each Class A Share is treated as converted into one Class B Share for purposes of computing the percentage ownership of the Reporting Person. Each Class A Share is entitled to 276,660 votes, and each Class B Share is entitled to one vote. The percentage reported does not reflect the 276,660-for-one voting power of the Class A shares.

CUSIP No. 35954B206	13D	Page 4 of 21 Pages

1.	Names of Reporting Persons. Anthony Durkacz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, SC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 472,103[3]
	8.	Shared Voting Power 106,067[4]
	9.	Sole Dispositive Power 472,103
	10.	Shared Dispositive Power 106,067

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 578,170
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person (See Instructions) HC, IN

[3]

Consists of (i) 173,597 Class B Shares held by the Reporting Person, (ii) 99,502 Class B Shares issuable to the Reporting Person upon the exercise of outstanding stock options that are exercisable within 60 days of March 31, 2021, and (iii) 199,004 Class B Shares issuable to the Reporting Person upon the exercise of warrants that are exercisable within 60 days of March 31, 2021.

[4]	Consists of shares held by Fortius Research and Trading Corporation.

CUSIP No. 35954B206	13D	Page 5 of 21 Pages

1.	Names of Reporting Persons. Richard Goldstein
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,000
	8.	Shared Voting Power 170,418[5]
	9.	Sole Dispositive Power 7,000
	10.	Shared Dispositive Power 170,418

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 177,418
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) HC, IN

[5]	Consists of shares held by First Republic Capital Corporation.

CUSIP No. 35954B206	13D	Page 6 of 21 Pages

1.	Names of Reporting Persons. Andrew Durkacz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,732[6]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,732

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,732
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
14.	Type of Reporting Person (See Instructions) IN

*	Less than 0.1%.
[6]	Consists of 15,732 Class B Shares held jointly with Gloria Durkacz.

CUSIP No. 35954B206	13D	Page 7 of 21 Pages

1.	Names of Reporting Persons. Gloria Durkacz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,732[7]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,732

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,732
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

*	Less than 0.1%.
[7]	Consists of 15,732 Class B Shares held jointly with Andrew Durkacz.

CUSIP No. 35954B206	13D	Page 8 of 21 Pages

1.	Names of Reporting Persons. Xorax Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 317,567[8]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 317,567
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 317,567
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.9%[9]
14.	Type of Reporting Person (See Instructions) OO

[8]

Consists of (i) 317,543 Class B Shares held by the Reporting Person and (ii) 24 Class B Shares issuable to the Reporting Person upon conversion of 24 Class A Shares held by the Reporting Person. Each Class A Share is convertible at any time into one Class B Share.

[9]

Each Class A Share is treated as converted into one Class B Share for purposes of computing the percentage ownership of the Reporting Person. Each Class A Share is entitled to 276,660 votes, and each Class B Share is entitled to one vote. The percentage reported does not reflect the 276,660-for-one voting power of the Class A shares.

CUSIP No. 35954B206	13D	Page 9 of 21 Pages

1.	Names of Reporting Persons. Legacy Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 137,000[10]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 137,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 137,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) OO

[10]

Consists of (i) 37,000 Class B Shares held by the Reporting Person and (ii) 100,000 Class B Shares issuable to the Reporting Person upon the exercise of outstanding stock options that are exercisable within 60 days of March 31, 2021.

CUSIP No. 35954B206	13D	Page 10 of 21 Pages

1.	Names of Reporting Persons. Zeeshan Saeed
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, SC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 186,933
	8.	Shared Voting Power 137,000[11]
	9.	Sole Dispositive Power 186,933
	10.	Shared Dispositive Power 137,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 323,933
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.9%
14.	Type of Reporting Person (See Instructions) HC, IN

[11]	Consists of shares held by Legacy Family Trust and shares issuable upon exercise of outstanding stock options held by Legacy Family Trust.

CUSIP No. 35954B206	13D	Page 11 of 21 Pages

1.	Names of Reporting Persons. Rehan Saeed
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, SC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,359
	8.	Shared Voting Power 454,567[12]
	9.	Sole Dispositive Power 36,359
	10.	Shared Dispositive Power 454,567

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 490,926
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4%
14.	Type of Reporting Person (See Instructions) IN

[12]	Consists of shares held by Xorax Family and Legacy Family Trust and shares issuable upon exercise of outstanding stock options held by Legacy Family Trust.

CUSIP No. 35954B206	13D	Page 12 of 21 Pages

1.	Names of Reporting Persons. Zachary Dutton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 164,412
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 164,412
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 164,412
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 35954B206	Page 13 of 21 Pages

Item 1.	Security and Issuer

This joint statement on Schedule 13D relates to the Class B Subordinate Voting Shares, no par value per share (the “Class B Shares”), of FSD Pharma Inc., an Ontario corporation (the “Issuer”). The address of the Issuer’s principal executive offices is First Canadian Place, 100 King Street West, Suite 3400, Toronto, Ontario, M5X 1A4, Canada.

Item 2.	Identity and Background

(a)	This joint statement on Schedule 13D is being filed by:

(i)	First Republic Capital Corporation;

(ii)	Fortius Research and Trading Corporation;

(iii)	Anthony Durkacz;

(iv)	Richard Goldstein;

(v)	Andrew Durkacz;

(vi)	Gloria Durkacz;

(vii)	Xorax Family Trust;

(viii)	Legacy Family Trust;

(ix)	Zeeshan Saeed;

(x)	Rehan Saeed; and

(xi)	Zachary Dutton.

Each of the foregoing is referred to in this Schedule 13D as a “Reporting Person” and, collectively, as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement dated March 31, 2021, a copy of which is filed as Exhibit 1 to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b) The address of the principal office of First Republic Capital Corporation is 55 University Avenue, Suite 1003, Toronto, Ontario, M5J 2H7, Canada.

The address of the principal office of Fortius Research and Trading Corporation, and the business address of Anthony Durkacz, is 2045 Lakeshore Boulevard West, Suite 3006, Toronto, Ontario, M8V 2Z6, Canada.

CUSIP No. 35954B206	Page 14 of 21 Pages

The principal address of Richard Goldstein is 411 Cranbrooke Avenue, Toronto, Ontario, M5M 1N4, Canada.

The principal address of each of Andrew Durkacz and Gloria Durkacz is 158 Chapman Road, Toronto, Ontario, M9P 164, Canada.

The principal address of Zeeshan Saeed, and the address of the principal office of Xorax Family Trust, is 3688 Stratton Woods Court, Mississauga, Ontario, L5L 4V2, Canada.

The principal address of Rehan Saeed, and the address of the principal office of Legacy Family Trust, is 3682 Stratton Woods Court, Mississauga, Ontario, L5L 4V2, Canada.

The principal address of Zachary Dutton is 650 South Road, Holden, MA 01520.

(c) Anthony Durkacz serves as executive vice president and a director at First Republic Capital Corporation, an exempt market dealer based in Toronto, Canada. Richard Goldstein is the president and a director of First Republic Capital Corporation. Anthony Durkacz is also a director of the Issuer and the president of Fortius Research and Trading Corporation, which provides financial consulting services.

Andrew Durkacz and Gloria Durkacz are retired and have held no principal occupation or employment during the past five years.

Xorax Family Trust is a family trust of which Rehan Saeed is the trustee.

Legacy Family Trust is a family trust of which Zeeshan Saeed is the trustee.

Zeeshan Saeed served as the president of the Issuer from January 2018 to January 2021 and as a director of the Issuer from May 2018 to January 2021.

Rehan Saeed is a director and principal shareholder of AYA Financial Inc.

Zachary Dutton is currently an independent contractor and angel investor.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f) Each of Anthony Durkacz, Richard Goldstein, Andrew Durkacz, Gloria Durkacz, Zeeshan Saeed and Rehan Saeed is a citizen of Canada; Zachary Dutton is a citizen of the United States; each of First Republic Capital Corporation and Fortius Research and Trading Corporation is a corporation organized under the laws of Ontario; and each of Xorax Family Trust and Legacy Family Trust is a trust organized under the laws of Ontario.

CUSIP No. 35954B206	Page 15 of 21 Pages

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of an aggregate of 829,944 Class B Shares and 48 Class A Shares for CAD$12,153,559.26 and an aggregate of 37,000 Class B Shares for USD$54,390.00. The source of these funds was the working capital of the Reporting Persons that are entities and the personal funds of the Reporting Persons who are individuals. In addition, (i) Zeeshan Saeed was issued 186,933 Class B Shares as part of his compensation as an executive officer and director of the Issuer; (ii) Anthony Durkacz was issued 161,160 Class B Shares as compensation for his service as a director of the Issuer; (iii) Anthony Durkacz was issued the Durkacz Options (as defined below) as part of his compensation as a director of the Issuer; (iv) Legacy Family Trust was issued the Legacy Options (as defined below) in consideration for services rendered; and (v) the Warrants (as defined below) were granted to Anthony Durkacz in consideration for services rendered.

Item 4.	Purpose of Transaction

The Reporting Persons acquired beneficial ownership of Class B Shares based on their belief that the Class B Shares represent an attractive investment opportunity.

The Reporting Persons intend to review continuously their equity interest in the Issuer. Depending upon their evaluation of the factors described below, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by such Reporting Persons, or cease buying or selling such securities; any such additional purchases or sales of securities of the Issuer may be in the open market, in privately negotiated transactions or otherwise.

On or about December 20, 2020, Anthony Durkacz and Zeeshan Saeed began to consider nominating a slate of directors for election to the Issuer’s Board of Directors (the “Board”), and on or about January 3, 2021, Mr. Durkacz and Mr. Saeed agreed to pursue the nomination of directors selected by them. Thereafter, they approached the other Reporting Persons to discuss joining the process. On January 4, 2021, certain of the Reporting Persons caused a letter to be delivered to the Issuer, which is attached hereto as Exhibit 13 and incorporated herein by reference, pursuant to the applicable provisions of the Business Corporations Act (Ontario), enclosing a requisition (the “Requisition”) for a special meeting of the Issuer’s shareholders (the “Requisitioned Meeting”). The Requisition was signed by each of the Reporting Persons other than Richard Goldstein (together, the “Requisitioning Shareholders”) and called for the Requisitioned Meeting to be held no later than March 15, 2021 to (i) remove Raza Bokhari, Stephen Buyer, Robert J. Ciaruffoli, James A. Datin, Gerald Golberg and Larry Kaiser from the Board, (ii) elect Lawrence Latowsky, Fernando Cugliari and Nitin Kaushal (together, the “Nominees”) to the Board, and (iii) fix the number of directors of the Issuer at five for the ensuing year (together, the “Meeting Matters”).

On January 22, 2021, the Issuer published a press release announcing that it would hold its annual meeting of shareholders on June 29, 2021.

CUSIP No. 35954B206	Page 16 of 21 Pages

On January 27, 2021, the Requisitioning Shareholders filed a Notice of Meeting and Record Date with the relevant Canadian securities regulatory authorities and listing exchanges, which is attached hereto as Exhibit 16 and incorporated herein by reference. Pursuant to the Notice of Meeting and Record Date, Anthony Durkacz and Zeeshan Saeed, on behalf of the Requisitioning Shareholders, called the Requisitioned Meeting to take place on March 31, 2021 with a record date of March 1, 2021. The Requisitioning Shareholders announced that the Requisitioned Meeting would occur on March 31, 2021 and provided additional details relating thereto in a press release dated January 27, 2021, which is attached hereto as Exhibit 17 and incorporated by reference herein. On March 8, 2021, the Requisitioning Shareholders published a press release, attached hereto as Exhibit 18 and incorporated herein by reference, regarding an order received from the Ontario Superior Court of Justice (Commercial List) (the “Court”) with respect to the Requisitioned Meeting, pursuant to which the Court ordered the Issuer to accelerate the date of its previously called annual meeting of shareholders to May 14, 2021 (the “Meeting”). As a result, the Requisitioned Meeting will not be required.

On March 17, 2021, the Requisitioning Shareholders filed an information circular with respect to the Meeting (the “Circular”), attached hereto as Exhibit 19 and incorporated herein by reference. The Requisitioning Shareholders intend to solicit proxies from shareholders of the Issuer with respect to the election of the Nominees at the Meeting and expect to issue a supplement or amendment to the Circular containing additional details concerning the Meeting and instructions for the completion of proxies and voting instruction forms to be provided by the Requisitioning Shareholders for use at the Meeting.

The Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

The Reporting Persons intend to continuously review their options but, except as set forth above, do not have at this time any other specific plans that would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management of the Issuer or Board, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or by-laws that may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s Class B Shares being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. However, because Anthony Durkacz is a member of the Board of Directors of the Issuer, he may, from time to time, be involved in discussions which relate to one or more of the matters described in this Item 4. Anthony Durkacz disclaims any obligation to report on any plans or proposals with respect to the matters described in this Item 4 that develop or occur as a result of his role as a director of the Issuer and his participation in decisions regarding the Issuer’s actions.

CUSIP No. 35954B206	Page 17 of 21 Pages

Item 5.	Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 35,114,998 Class B Shares issued and outstanding as of March 16, 2021, as reported in the Issuer’s Management’s Discussion and Analysis, filed as Exhibit 99.3 to the Issuer’s Annual Report on Form 40-F for the fiscal year ended December 31, 2020. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of March 31, 2021, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5.

All share numbers reflected in this Schedule 13D reflect a 201-for-1 reverse stock split effected by the Issuer on or about October 16, 2019.

Class B Shares issuable pursuant to the conversion of Class A Shares or the exercise of stock options or warrants exercisable within 60 days of the filing of this Schedule 13D are deemed outstanding and held by each beneficial owner of such Class A Shares, options or warrants for purposes of computing the percentage of outstanding Class B Shares beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage of outstanding Class B Shares beneficially owned by any other person.

(i)

First Republic Capital Corporation directly holds, and thus has sole voting and dispositive power over, 170,418 outstanding Class B Shares. Accordingly, First Republic Capital Corporation beneficially owns 170,418 Class B Shares, or approximately 0.5% of the outstanding Class B Shares.

(ii)

Fortius Research and Trading Corporation directly holds, and thus has sole voting and dispositive power over, (a) 106,043 outstanding Class B Shares and (b) 24 Class B Shares issuable upon conversion of Class A Shares. Accordingly, Fortius Research and Trading Corporation beneficially owns 106,067 Class B Shares, or approximately 0.3% of the outstanding Class B Shares.

(iii)

Anthony Durkacz directly holds, and thus has sole voting and dispositive power over, (a) 173,597 outstanding Class B Shares, (b) 99,502 Class B Shares issuable upon exercise of outstanding stock options exercisable within 60 days of March 31, 2021 and (c) 199,004 Class B Shares issuable upon exercise of outstanding warrants exercisable within 60 days of March 31, 2021. In addition, Mr. Durkacz has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, 106,043 outstanding Class B Shares and 24 Class B Shares issuable upon conversion of Class A Shares held by Fortius Research and Trading Corporation. Accordingly, Mr. Durkacz beneficially owns 578,170 Class B Shares, or approximately 1.6% of the outstanding Class B Shares. Mr. Durkacz acquired beneficial ownership of all of the foregoing shares more than 60 days before August 20, 2020, except that on such date he acquired 161,160 Class B Shares as compensation for his service on the Board of Directors of the Issuer (whereupon he beneficially owned approximately 5.5% of the Class B Shares).

CUSIP No. 35954B206	Page 18 of 21 Pages

(iv)

Richard Goldstein directly holds, and thus has sole voting and dispositive power over, 7,000 outstanding Class B Shares. In addition, Mr. Goldstein has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, 170,418 Class B Shares held by First Republic Capital Corporation. Accordingly, Mr. Goldstein beneficially owns 177,418 Class B Shares, or approximately 0.5% of the outstanding Class B Shares.

(v)

Each of Andrew Durkacz and Gloria Durkacz has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, 15,732 outstanding Class B Shares. Accordingly, each of Andrew Durkacz and Gloria Durkacz beneficially owns 15,732 Class B Shares, or less than 0.1% of the outstanding Class B Shares.

(vi)

Xorax Family Trust directly holds, and thus has sole voting and dispositive power over, 317,567 Class B Shares, consisting of (a) 317,543 outstanding Class B Shares and (b) 24 Class B Shares issuable upon conversion of Class A Shares. Accordingly, Xorax Family Trust beneficially owns 317,567 Class B Shares, or approximately 0.9% of the outstanding Class B Shares.

(vii)

Legacy Family Trust directly holds, and thus has sole voting and dispositive power over, (a) 37,000 outstanding Class B Shares and (b) 100,000 Class B Shares issuable upon exercise of outstanding stock options exercisable within 60 days of March 31, 2021. Accordingly, Legacy Family Trust beneficially owns 137,000 Class B Shares, or approximately 0.4% of the outstanding Class B Shares.

(viii)

Zeeshan Saeed directly holds, and thus has sole voting and dispositive power over, 186,933 outstanding Class B Shares. In addition, Mr. Saeed has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, 37,000 Class B Shares held by Legacy Family Trust and 100,000 Class B Shares issuable upon exercise of outstanding stock options held by Legacy Family Trust. Accordingly, Mr. Saeed beneficially owns 323,933 Class B Shares, or approximately 0.9% of the outstanding Class B Shares.

(ix)

Rehan Saeed directly holds, and thus has sole voting and dispositive power over, 36,359 outstanding Class B Shares. In addition, Mr. Saeed has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, (a) 317,543 Class B Shares held by Xorax Family Trust and 24 Class B Shares issuable upon conversion of Class A Shares held by Xorax Family Trust and (b) 37,000 Class B Shares held by Legacy Family Trust and 100,000 Class B Shares issuable upon exercise of outstanding stock options held by Legacy Family Trust. Accordingly, Mr. Saeed beneficially owns 490,926 Class B Shares, or approximately 1.4% of the outstanding Class B Shares.

(x)

Zachary Dutton directly holds, and thus has sole voting and dispositive power over, 164,412 outstanding Class B Shares. Accordingly, Mr. Dutton beneficially owns 164,412 Class B Shares, or approximately 0.5% of the outstanding Class B Shares.

CUSIP No. 35954B206	Page 19 of 21 Pages

The Reporting Persons beneficially own, in the aggregate, 1,613,591 Class B Shares, or approximately 4.5% of the outstanding Class B Shares.

Each Reporting Person, as a member of a “group” for purposes of Section 13(d)(3) of the Exchange Act, may be deemed the beneficial owner of the Class B Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Class B Shares except to the extent of his, her or its pecuniary interest therein.

(c) No Reporting Person, other than Legacy Family Trust as set forth in the table below, effected any transaction in the Class B Shares since January 30, 2021 (the date 60 days prior to the filing of this Schedule 13D):

Date of Sale	Shares Sold (#)	Sale Price per Share
2/9/2021	38,823	CAD$	3.80
2/10/2021	30,000	USD$	3.80

The above listed transactions were conducted in the ordinary course of business on the open market for cash. The purchase prices do not reflect brokerage commissions paid.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of Class B Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The following description of certain agreements and other documents does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of such agreements and other documents, copies of which are filed as exhibits hereto and are incorporated by reference in their entirety into this Item 6.

Stock Options

In connection with Anthony Durkacz’s service as Executive Co-Chairman of the Issuer, the Issuer granted to Mr. Durkacz a stock option to purchase 99,502 Class B Shares on March 24, 2020 (the “Durkacz Options”). In consideration for services provided, the Issuer granted to Legacy Family Trust a stock option to purchase 100,000 Class B Shares on December 20, 2019 (the “Legacy Options”).

Warrants

In consideration for services provided, on May 24, 2018, the Issuer issued to Anthony Durkacz warrants to purchase 199,004 Class B Shares (the “Warrants”).

CUSIP No. 35954B206	Page 20 of 21 Pages

Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement dated as of March 31, 2021.

Exhibit 2	Confirming Statement of First Republic Capital Corporation dated March 31, 2021.

Exhibit 3	Confirming Statement of Fortius Research and Trading Corporation dated March 31, 2021.

Exhibit 4	Confirming Statement of Anthony Durkacz dated March 31, 2021.

Exhibit 5	Confirming Statement of Richard Goldstein dated March 31, 2021.

Exhibit 6	Confirming Statement of Andrew Durkacz dated March 31, 2021.

Exhibit 7	Confirming Statement of Gloria Durkacz dated March 31, 2021.

Exhibit 8	Confirming Statement of Xorax Family Trust dated March 31, 2021.

Exhibit 9	Confirming Statement of Legacy Family Trust dated March 31, 2021.

Exhibit 10	Confirming Statement of Zeeshan Saeed dated March 31, 2021.

Exhibit 11	Confirming Statement of Rehan Saeed dated March 31, 2021.

Exhibit 12	Confirming Statement of Zachary Dutton dated March 31, 2021.

Exhibit 13	Letter dated January 4, 2021 enclosing Requisition.

Exhibit 14	Form of Stock Option.

Exhibit 15	Form of Warrant.

Exhibit 16	Notice of Meeting and Record Date.

Exhibit 17	Press Release dated January 27, 2021.

Exhibit 18	Press Release dated March 8, 2021.

Exhibit 19	Information Circular dated March 17, 2021.

[signature pages follow]

CUSIP No. 35954B206	Page 21 of 21 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: March 31, 2021
FIRST REPUBLIC CAPITAL CORPORATION
/s/ Anthony Durkacz
By:	/s/ Anthony Durkacz	Anthony Durkacz
Name: Anthony Durkacz
Title: Authorized Signatory
/s/ Richard Goldstein
FORTIUS RESEARCH AND TRADING CORPORATION		Richard Goldstein

/s/ Andrew Durkacz
By:	/s/ Anthony Durkacz	Andrew Durkacz
Name: Anthony Durkacz
Title: Authorized Signatory		/s/ Gloria Durkacz
Gloria Durkacz
XORAX FAMILY TRUST
/s/ Zeeshan Saeed
By:	/s/ Rehan Saeed	Zeeshan Saeed
Name: Rehan Saeed
Title: Authorized Signatory
/s/ Rehan Saeed
LEGACY FAMILY TRUST		Rehan Saeed

By:	/s/ Zeeshan Saeed	/s/ Zachary Dutton
Name: Zeeshan Saeed		Zachary Dutton
Title: Authorized Signatory